MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

July 13 , 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Warrants Exercised; Imperial Project Sold

Miranda Gold Corp. wishes to announce that all outstanding warrants due July 11, 2004 have been exercised. The Company now has 21,496,510 shares issued and outstanding and has over $1,750,000 in its treasury.

Miranda also reports that it has sold outright its interest in the Imperial Mine property, Esmeralda County, Nevada for a one-time cash payment of US $50,000 and other consideration. Miranda has decided to sell the Imperial so that it can focus its exploration efforts more specifically on its projects located in the Cortez Trend.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. In the last six months, Miranda has focused exploration efforts more on the Cortez Trend, resulting in the acquisition of eight new properties. Miranda Gold Corp. is strategically positioned in the Cortez gold belt.

For more information and to view a recent map of Miranda's Cortez Trend projects, visit the Company's web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.